Mr. Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

July 10, 2018

Re:	Fresenius Medical Care AG & Co. KGaA
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-32749

Dear Mr. Parker,

Fresenius Medical Care AG & Co. KGaA (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (“the Commission”) received by e-mail dated June 27, 2018 relating to the Company’s Form 20-F for the year ended December 31, 2017 (File No. 001-32749), which was filed on February 27, 2018 (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments have been repeated in bold type below, and the Company’s responses appear immediately following the respective comments. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2017

Audited Consolidated Financial Statements, page F-1

1.                                      We note that you presented U.S. GAAP financial statements in your Form 20-F for the year ended December 31, 2016 and that you presented IFRS as Issued by the IASB financial statements in your December 31, 2017 Form 20-F. We further note that you adopted IFRS prior to December 31, 2017 and are not a first time adopter of IFRS as defined in Appendix A of IFRS 1. Please tell us what consideration you gave to providing disclosures to inform U.S. investors about the changes in the basis of presentation, such as a reconciliation from U.S. GAAP to IFRS as Issued by the IASB, for the comparative balance sheet date and comparative income statement periods preceding the most recent fiscal year, December 31, 2017.

Background - U.S. GAAP Reporting

The Company commenced business in September 1996 when, in its prior form as a German stock corporation (Aktiengesellschaft) called Fresenius Medical Care AG, the Company acquired the dialysis businesses of Fresenius AG (including its majority ownership interest in Fresenius USA, Inc., or “FUSA”) and of WR Grace & Co. (“Grace”), and the publicly-held minority interest in FUSA.  In exchange, the Company issued its ordinary shares to Fresenius AG and American Depositary Shares (“ADSs”) representing its ordinary shares to the shareholders of Grace and the minority shareholders of FUSA. The closing of these transactions became effective on September 30, 1996.  Since that date, the Company’s shares have been listed on the Frankfurt Stock Exchange and American Depositary Shares (“ADSs”) evidencing the Company’s shares have been listed on the New York Stock Exchange.

In connection with these transactions, and as one of the conditions to the closing, the Company entered into an agreement (the “Pooling Agreement”) pursuant to which the Company undertook a series of reporting and other obligations for the benefit of the holders of its ordinary shares, including ADS representing its ordinary shares.  The Company’s undertakings in the Pooling Agreement included its agreement to file with or furnish to the Securities and Exchange Commission (the “Commission”) certain information not ordinarily provided by all foreign private issuers, including audited annual financial statements and quarterly financial statements prepared in accordance with US GAAP.

In February 2006, the Company completed a transformation of its legal form under German law from a stock corporation to a partnership limited by shares with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). Upon effectiveness of the transformation of legal form, the Company’s share capital (both ordinary shares and preference shares1) became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of the Company became shareholders of the Company in its new legal form. After the Company’s transformation of legal form, the arrangements under the Pooling Agreement, as modified for the Company’s new legal form, remained in effect.

The Change to IFRS

When the Company commenced financial reporting in accordance with U.S. GAAP in 1996, it also prepared financial statements in accordance with the German Civil Code, which represented German GAAP. Had the Company included its German GAAP financial statements in its reports filed with or furnished to the Commission, it would have been obligated to reconcile those financial statements to US GAAP. Therefore, the dual GAAP reporting — German GAAP and U.S. GAAP — necessitated by the Company’s Pooling Agreement did not impose a significant additional accounting burden on the Company.

However, since 2007, both German and European law have required the Company to prepare unaudited quarterly and audited annual financial statements in accordance with IFRS. This change in German and European reporting requirements occurred contemporaneously with the Commission’s revision of its accounting rules to allow foreign private issuers to preare the financial statements included in their reports in accordance with IFRS as adopted by the IASB without a reconciliation to US GAAP, which became effective in March 2008.2 With that change, the Company was no longer subject to regulatory requirements obligating it to utilize two sets of accounting standards. Ultimately, in 2016, the Company determined to seek the flexibility to prepare the financial statements included in its reports filed with the Commission in accordance with IFRS. It made this decision both to eliminate the substantial administrative expense of preparing financial statements in accordance with two sets of accounting standards and in

1 The Company issued non-voting preference shares in November 1996 in an offering that was registered under the Securities Act.  The Company subsequently issued preference shares pursuant to employee option plans and effected a private offering of preference shares to institutional investors in 2000.  In connection with its initial issuance of preference shares in 1996, the Company entered into a substantially identical pooling agreement for the benefit of its non-voting preference shareholders. Prior to the effectiveness of the transformation of form, holders of approximately 96% of the Company’s outstanding preference converted their preference shares into ordinary shares pursuant to a registered exchange offer conducted by the Company.  The remaining preference shares were mandatorily converted into ordinary shares in accordance with German law in July 2013, and the Pooling Agreement for the benefit of preference shareholders terminated.

2 Securities Act Release 33-8879 (December 21, 2007)

recognition of the acceptance of IFRS by regulators and investors. At the same time, however, the Company recognized that any commencement of U.S. reporting in accordance with IFRS would be a significant departure from the Company’s historical reporting practices, especially for key stakeholders in the U.S. Accordingly, the Company did not move precipitously.  Instead, the Company sought to provide material information about the transition, as well as reconciliations from previously provided financial information under U.S. GAAP to IFRS in order to provide transparency to its stakeholders as well as to comply with its own reporting and compliance framework, and proceeded as follows:

•                  The change from U.S. GAAP to IFRS required the Company to obtain shareholder approval of an amendment to the Pooling Agreement to permit financial reporting in accordance with IFRS. Initially, therefore, the Company proposed adoption of such an amendment at the 2016 Annual General Meeting of shareholders held in May 2016. The agenda for the meeting distributed to shareholders explained why the Company was seeking the flexibility to utilize IFRS in its financial reporting.

•                  The Company’s shareholders approved the proposed amendment. Subsequent to amending the pooling agreement, the Company provided to its investors, as well as key stakeholders, reconciliations of financial information from U.S. GAAP to IFRS. This information was disseminated in a press release issued December 1, 2016, which announced that, commencing with the Company’s quarterly report for the first quarter of 2017, the Company would prepare the financial statements in its periodic reports in accordance with IFRS, using the euro as its reporting currency, and would discontinue reporting in accordance with U.S. GAAP. The press release was accompanied by financial data for the fiscal years 2012 through 2015 and quarterly financial data for each fiscal quarter in the years 2015 and 2016, through the third quarter ended September 30, 2016 (the most recent fiscal quarter for which such information was then available).  The financial data included reconciliations from U.S. GAAP in U.S. dollar to IFRS in euro. The financial data disseminated by the Company included reconciliations for items within the Company’s consolidated statements of income, balance sheets and statements of cash flow, as well as other items which the Company believes to be useful for investors. The information was furnished to the Commission under cover of a Form 6-K on December 1, 2016 and was also posted on the Company’s web site. The hyperlinks below are provided for the convenience of the Staff and will take the Staff directly to the Company’s December 1, 2016 Form 6-K, and to the Company’s press release on its website:

Form 6-K, Exhibit 99.1 (Press Release dated December 1, 2016)

https://www.sec.gov/Archives/edgar/data/1333141/000110465916159916/a16-22314_1ex99d1.htm

Form 6-K, Exhibit 99.2 (financial data)

https://www.sec.gov/Archives/edgar/data/1333141/000110465916159916/a16-22314_1ex99d2.htm

Company Website

https://www.freseniusmedicalcare.com/en/media/news/details/fresenius-medical-care-will-focus-on-ifrs-reporting-and-discontinue-us-gaap-financial-statements/

•                  The “Historical Key Figures” are downloadable beneath the heading “Fresenius Medical Care will focus on IFRS reporting and discontinue U.S. GAAP financial statements”

•                  Thereafter, in February 2017, concurrently with the filing of the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, the Company updated the historical reconciliations posted on its website to include financial data for the full year 2016. That update is available at the link below:

https://www.freseniusmedicalcare.com/en/media/news/details/detail/News/fresenius-medical-care-delivers-strong-2016-results-and-sets-ambitious-growth-targets-for-2017/

•                  The “IFRS Historical Tables” are downloadable beneath the heading “Fresenius Medical Care delivers strong 2016 results and sets ambitious growth targets for 2017”

The Company believes that the disclosure of the Company’s intentions to report in accordance with IFRS as described above, together with financial data disseminated by the Company in December 2016 (more than five months before the Company filed its first quarterly report containing financial statements prepared in accordance with IFRS) and updated in February 2017 (still more than two months before the Company’s first IFRS report), provided adequate and timely disclosure to U.S. investors and others regarding the changes in the basis of presentation of the Company’s financial statements and other financial information. The reconciliation between consolidated U.S. GAAP and IFRS financial statements resulted in limited differences between the financial statements reported in accordance with each set of accounting principles, both at the first time adoption of IFRS in 2007 and for the 2016 fiscal year.

Note 1 — The Company, basis of presentation and significant accounting policies

a) Principles of consolidation and composition of the group, page F-11

2.                                      You disclose that a portion of your non-controlling interests are subject to put provisions and the purchase price was initially recognized as a liability with subsequent changes recorded as a reclassification between liabilities and equity. Please provide us an analysis of your accounting for these put provisions, including references to the specific paragraphs of IAS 32, or other relevant literature, in support of your response.

The Company wrote put options on non-controlling interests (“NCI”) mainly for dialysis clinics in which nephrologists or nephrology groups own an equity interest. The put options provide for settlement in cash. For these put options, IAS 32 paragraph 23 requires the Company to recognize a liability for the present value of the exercise price of the option.

The Company believes the accounting treatment of the change in fair value of the put liability under IFRS to this date has not been finally clarified yet. The IFRS Interpretations Committee (“IFRSIC” formerly known as “IFRIC”) published a draft interpretation in 2012 (DI/2012/2), after which such changes in fair value would have to be recorded in profit or loss equivalent to accounting rules for derivative instruments. This approach is not without controversy in both literature and practice. This was also acknowledged by IFRIC (see IFRIC Update January 2011).The finalization of the draft was deferred at the initiative of the IASB and a clarification is still pending with regard to financial instruments that have characteristics of equity. The current state of the discussion is featured in the IASB Update March 2013.

Due to the lack of clear guidance from the IASB and IFRSIC as well as the continuing discussions regarding the accounting treatment, we made the policy choice to follow the “Present access method” as described in KPMG Insights into IFRS 2017/18, 14. Edition, 2.5.710 and record the subsequent change in the value of the liability in equity as described in KPMG Insights into IFRS 2017/18, 14. Edition, 2.5.720.

As the exercise prices of the NCI put options are not fixed by an absolute amount but rather a multiple that is deemed to represent fair value, the put options are currently treated as not exercised. This means the earnings of the respective dialysis clinics are attributed to both shareholders of the Company and NCI holders and shown accordingly in the statement of income. This is in line with the present access method. As NCI are still seen as equity holders under the present access method, the Company would argue that the “purchase price adjustment” is part of a shareholder transaction which under the principles of IFRS 10 would be recorded within equity. A recognition of fair value changes in the put liability as gain or loss could be seen as “distortion” in the income statement, especially considering the effects described below.

In the absence of an IFRS that specifically applies to the accounting for put options on non-controlling interests we believe that, in line with IAS 8.10, the presentation of changes in fair value of put options in equity results in information that is relevant to the economic decision-making needs of users and provides reliable financial information. A presentation of the changes in fair value of put options in profit or loss; however, would not achieve these goals for the following reasons:

Patients with end-stage renal disease receive life-sustaining dialysis treatments in our own dialysis clinics. While in certain of the dialysis clinics the Company is generally the majority owner, other non-affiliated parties, such as groups of nephrologists or a single nephrologist, hold an NCI position. Generally, the put options associated with this business model are valid for an unlimited time. Accordingly, they do not constrain a long-term investment into a dialysis clinic by the NCI holder. The exercise price of the option is usually based on fair value which is approximated by a multiple of earnings, e.g. a multiple of the proportionate earnings before interest, taxes, depreciation and amortization of the dialysis clinic, and is therefore affected by the periodic changes in the profitability of such a clinic. Based on the underlying historical growth of dialysis patients, notably in the United States, we would expect the dialysis clinics to correspondingly increase the number of treatments that are provided and thus increase profit and accordingly their fair value.

In case the fair value of such a dialysis clinic increases during the reporting period, this increase in the fair value further reduces — in addition to the attribution of net income to the NCI holders - the net income attributable to the shareholders of the Company.

The contrary is also true when the profitability of such a dialysis center decreases. Surprisingly, a gain would then be recorded leading to an increase in the net income attributable to the shareholders of the Company, although a clinic’s reduced profitability should economically not be a reason to record a gain.

These results would be in contradiction to the definitions of income and expenses in the Framework as available on the eIFRS website: http://eifrs.ifrs.org (paragraphs 4.29, 4.30, 4.33 and 4.34):

It is based upon the analysis above that the Company has decided upon recognition of the fair value changes through equity rather than profit or loss. We believe this approach provides useful and reliable information to our shareholders as well as more clarity and transparency with regard to the business models used in this industry.

If you have any questions or additional written comments, please contact me by fax at 011-49-6172-2280 or by email at Michael.Brosnan@fmc-ag.com. Please send a copy of any such questions or comments to Robert A. Grauman, of Baker & McKenzie LLP, by fax at (212) 310-1687 or by email at Robert. Grauman@bakermckenzie.com and to Charles F. Niemeth, of Baker & McKenzie LLP, by fax at (212) 310-1886 or by email at Charles.Niemeth@bakermckenzie.com.

Thank you for your consideration.

Sincerely,

FRESENIUS MEDICAL CARE AG & CO. KGaA
a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG,
its general partner

/s/ Michael Brosnan
Michael Brosnan
Chief Financial Officer of the General Partner

cc:
Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining